SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE ON RELATED PARTIES TRANSACTIONS

AMBEV S.A. (“Company” or “Issuer”) informs the information required in Annex 30-XXXIII of CVM Instruction No. 480/09 regarding transactions of importation and distribution of Stella Artois brand products (“Stella Products”) by its Canadian subsidiary, Labatt Brewing Company Ltd. (“Labatt”), as per the terms agreed with Inbev Belgium N.V. (“Inbev Belgium”), a company controlled by the indirect controlling shareholder of the Company, Anheuser-Busch InBev SA/NV (“AB InBev”), in conformity with the required corporate approvals of the Company (“Transactions”)[1].

Parties	Labatt and Inbev Belgium
Relationship between the parties and the Issuer	Inbev Belgium and the Issuer are under common control of AB InBev. Labatt is controlled by the Issuer.
Object and main terms of the Transactions

The purpose of the Transactions is to import and distribute Stella Products in Canada, produced by Inbev Belgium and part of Labatt’s portfolio.

In consideration for the import and distribution of Stella Products in that territory, Labatt pays Inbev Belgium (i) a price composed of a cost plus a mark-up, defined based on the positioning of the brand in Canada, and (ii) a fixed amount per kegs used for transportation, which is refunded to Labatt upon return of the kegs.

Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transactions or the negotiation of the Transactions as representatives of the Issuer

Neither Inbev Belgium nor its shareholders or managers participated in Labatt’s decision concerning the Transactions and their terms, as well as they did not act as representatives of Labatt on the negotiations.

Labatt’s decision was made independently, following the rules of the Related Parties Transactions Policy and the Bylaws of the Company. The Transactions were analyzed and recommended by the Related Parties and Antitrust Conducts Committee of the Company.

[1] When segregating the transactions of the Company and its subsidiary with related parties by parties and common matters, in order to identify “related transactions”, there are only the Transactions involving an amount higher than R$50,000,000.00.

Detailed justification of the reasons why the management of the issuer considers that the Transactions complied with the commutative conditions or provides for an adequate compensatory payment

Considering Stella Products are part of Labatt's portfolio and are currently manufactured by Inbev Belgium, owner of the brands related to them, there is no need of proposal requests or performance of price submission procedures or attempting to carry out the Transactions with third parties.

The acquisition of Stella Products by Labatt is justified by the role they play in its long-term commercial strategy, which includes the expansion of the premium segment of beers with scale. By way of example, in 2020, Stella's performance in Canada, together with other premium brands in the Company's portfolio, ensured that Labatt maintained its leadership position in the country's beer market.

Given the strength of the brand, Stella Products are highly receptive in several markets, including Canada, with a high preference on the part of consumers. Thus, considered a joint examination of long-term growth and value creation potential, the commercialization of such products is in line with Labatt's strategy.

Labatt's management carried out a detailed analysis of the terms of the Transactions, which was based on conditions previously practiced by Inbev Belgium (when existent), or conditions observed by other companies controlled by AB Inbev, that acquired the same products from Inbev Belgium (conditions established in compliance with a transfer pricing study prepared by a renowned audit and consulting firm), ensuring, therefore, the compliance of such terms with the business premises entered into on an arm's length basis.

São Paulo, May 31, 2021.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

AMBEV S.A.

CNPJ/ME nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE ON RELATED PARTIES TRANSACTIONS

AMBEV S.A. (“Company” or “Issuer”) informs the information required in Annex 30-XXXIII of CVM Instruction No. 480/09 regarding the production, distribution and commercialization of Budweiser brand products (“Budweiser Products”) by its Canadian subsidiary, Labatt Brewing Company Ltd. (“Labatt”), as per the terms agreed with Anheuser-Busch Inbev USA LLC (“ABI USA”), a company controlled by the indirect controlling shareholder of the Company, Anheuser-Busch InBev SA/NV (“AB InBev”), in conformity with the required corporate approvals of the Company (“Transactions”)[2].

Parties	Labatt and ABI USA
Relationship between the parties and the Issuer	ABI USA and the Issuer are under common control of AB InBev. Labatt is controlled by the Issuer.
Object and main terms of the Transactions

The purpose of the Transactions is the production, distribution and commercialization of Budweiser Products by Labatt in Canada, under the terms of the long-term licensing agreement signed between the parties.

In consideration for the production, distribution and commercialization of Budweiser Products in Canada, Labatt pays royalties to ABI USA, based on the brand's positioning in Canada.

[2] When segregating the transactions of the Company and its subsidiary with related parties by parties and common matters, in order to identify “related transactions”, there are only the Transactions involving an amount higher than R$50,000,000.00.

Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transactions or the negotiation of the Transactions as representatives of the Issuer

Neither ABI USA nor its shareholders or managers participated in Labatt’s decision concerning the Transactions and their terms, as well as they did not act as representatives of Labatt on the negotiations.

Labatt’s decision was made independently, following the rules of the Related Parties Transactions Policy and the Bylaws of the Company. The Transactions were analyzed and recommended by the Related Parties and Antitrust Conducts Committee of the Company and, subsequently, were analyzed and approved by the Company’s Board of Directors, provided that no board member related to ABI USA and/or to AB InBev participated in the discussions concerning the Transactions nor in the resolutions authorizing their execution.

Detailed justification of the reasons why the management of the issuer considers that the Transactions complied with the commutative conditions or provides for an adequate compensatory payment

Considering Budweiser Products are produced by Labatt and are part of its portfolio and were licensed by ABI USA, owner of the brands related to them, there is no need of proposal requests or performance of price submission procedures or attempting to carry out the Transactions with third parties.

The production, distribution and commercialization of Budweiser Products by Labatt in Canada is justified by the role they play in its long-term commercial strategy, which includes the expansion of the premium beer segment with scale. Currently, according to our estimates, the Budweiser brand is the first best-selling brand in Canada, while Bud Light is the third in terms of volume.

Given the strength of the brand, Budweiser Products are highly receptive in several markets, with a high preference on the part of consumers. Thus, considered a joint examination of long-term growth and value creation potential, the commercialization of such products is in line with Labatt's strategy.

Labatt's management carried out a detailed analysis of the terms of the Transactions, which were based on conditions previously practiced by ABI USA with independent distributors, thus ensuring the adequacy of such terms with the business premises entered into on a commutative basis (arm's length) .

São Paulo, May 31, 2021.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer